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EXHIBIT 99.2

Thomson Reuters Corporation
Consolidated Statement of Earnings
(unaudited)

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	2008	2007 (note 11)	2008	2007 (note 11)

Revenues	3,128	1,805	4,962	3,467
Cost of sales, selling, marketing, general and administrative expenses	(2,428)	(1,274)	(3,863)	(2,535)
Depreciation	(192)	(117)	(313)	(232)
Amortization	(141)	(62)	(203)	(123)
Impairment of assets held for sale (note 7)	(72)	—	(72)	—

Operating profit	295	352	511	577
Net other (expense) income (note 8)	(38)	6	(64)	12
Net interest expense and other financing costs (note 9)	(54)	(51)	(15)	(104)
Income taxes (note 10)	(20)	(45)	(54)	(14)
Tradeweb ownership interests (note 17)	(4)	—	(6)	—

Earnings from continuing operations	179	262	372	471
(Loss) earnings from discontinued operations, net of tax (note 11)	(6)	115	(5)	130

Net earnings	173	377	367	601
Dividends declared on preference shares	(1)	(2)	(3)	(3)

Earnings attributable to Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares	172	375	364	598

Earnings per share (note 13):
Basic earnings per share:
From continuing operations	$0.22	$0.41	$0.52	$0.73
From discontinued operations	$(0.00)	$0.18	$(0.01)	$0.20

Basic earnings per share	$0.22	$0.59	$0.51	$0.93

Diluted earnings per share:
From continuing operations	$0.22	$0.40	$0.52	$0.73
From discontinued operations	$(0.00)	$0.18	$(0.01)	$0.20

Diluted earnings per share	$0.22	$0.58	$0.51	$0.93

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation
Consolidated Balance Sheet
(unaudited)

(millions of U.S. dollars)	June 30, 2008 (note 4)	December 31, 2007

Assets
Cash and cash equivalents	789	7,497
Accounts receivable, net of allowances	1,811	1,565
Prepaid expenses and other current assets	801	512
Deferred income taxes	197	104

Current assets	3,598	9,678
Computer hardware and other property, net	1,723	731
Computer software, net	1,903	721
Identifiable intangible assets, net	8,618	3,438
Goodwill	19,994	6,935
Other non-current assets	1,994	1,328

Total assets	37,830	22,831

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	4	183
Accounts payable and accruals	2,560	1,536
Deferred revenue	1,235	1,108
Current portion of long-term debt and finance lease obligations	667	412

Current liabilities	4,466	3,239
Long-term debt and finance lease obligations (note 18)	7,733	4,264
Other non-current liabilities	1,270	783
Deferred income taxes	2,622	974
Minority interest in equity of consolidated affiliate (note 17)	73	—
Shareholders' equity
Capital	11,020	2,932
Retained earnings	10,341	10,355
Accumulated other comprehensive income	305	284

Total shareholders' equity	21,666	13,571

Total liabilities and shareholders' equity	37,830	22,831

Contingencies (note 15)

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(unaudited)

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2008	2007	2008	2007

Cash provided by (used in):
Operating activities
Net earnings	173	377	367	601
Remove loss (earnings) from discontinued operations	6	(115)	5	(130)
Add back (deduct) items not involving cash:
Depreciation	192	117	313	232
Amortization	141	62	203	123
Net gains on disposals of businesses and investments	—	(2)	—	(8)
Impairment of assets held for sale (note 7)	72	—	72	—
Deferred income taxes	(77)	(19)	(130)	(61)
Other, net	96	71	184	135
Changes in working capital and other items (note 19)	283	5	170	(96)
Cash used in operating activities — discontinued operations (note 11)	(6)	(53)	(20)	(66)

Net cash provided by operating activities	880	443	1,164	730

Investing activities
Acquisitions, less cash acquired (note 16)	(8,147)	(29)	(8,270)	(183)
Proceeds from (payments for) disposals of discontinued operations, net of income taxes paid (note 11)	—	438	(53)	473
Proceeds from other disposals	—	5	154	11
Capital expenditures, less proceeds from disposals	(232)	(142)	(340)	(240)
Other investing activities	(11)	(13)	(23)	(23)
Capital expenditures of discontinued operations (note 11)	—	(58)	—	(95)
Acquisitions by discontinued operations (note 11)	—	—	—	(54)
Other investing activities of discontinued operations (note 11)	—	(2)	(7)	(6)

Net cash (used in) provided by investing activities	(8,390)	199	(8,539)	(117)

Financing activities
Proceeds from debt	5,921	—	7,600	—
Repayments of debt	(4,679)	(20)	(5,079)	(20)
Net repayments under short-term loan facilities	(1,426)	(380)	(1,072)	(136)
Repurchase of common and ordinary shares (note 12)	(458)	(20)	(458)	(75)
Dividends paid on preference shares	(1)	(2)	(3)	(3)
Dividends paid on common and ordinary shares	(390)	(153)	(516)	(306)
Other financing activities, net	192	5	194	15

Net cash (used in) provided by financing activities	(841)	(570)	666	(525)

Translation adjustments	(82)	—	1	—

(Decrease) increase in cash and cash equivalents	(8,433)	72	(6,708)	88
Cash and cash equivalents at beginning of period	9,222	350	7,497	334

Cash and cash equivalents at end of period	789	422	789	422

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation
Consolidated Statement of Changes in Shareholders' Equity
(unaudited)

(millions of U.S. dollars)	Stated Share Capital(1)	Contributed Surplus	Total Capital	Retained Earnings	Accumulated Other Comprehensive Income ("AOCI")	Total Retained Earnings and AOCI	Total

Balance, December 31, 2007	2,727	205	2,932	10,355	284	10,639	13,571
Comprehensive income:
Net earnings				367	—	367	367
Unrecognized net gain on cash flow hedges				—	1	1	1
Foreign currency translation adjustments				—	20	20	20

Comprehensive income				367	21	388	388
Issuance of Thomson Reuters PLC shares	96	8,130	8,226	—	—	—	8,226
Dividends declared on preference shares				(3)	—	(3)	(3)
Dividends declared on common shares and ordinary shares				(378)	—	(378)	(378)
Shares issued under Dividend Reinvestment Plan ("DRIP")	108	—	108	—	—	—	108
Repurchases of shares	(8)	(471)	(479)	—	—	—	(479)
Effect of stock compensation plans	24	209	233	—	—	—	233

Balance, June 30, 2008	2,947	8,073	11,020	10,341	305	10,646	21,666

(millions of U.S. dollars)	Stated Share Capital(1)	Contributed Surplus	Total Capital	Retained Earnings	AOCI	Total Retained Earnings and AOCI	Total

Balance, December 31, 2006	2,642	157	2,799	7,169	513	7,682	10,481
Opening balance adjustment for income tax accounting change (note 5)	—	—	—	(33)	—	(33)	(33)

Balance, January 1, 2007	2,642	157	2,799	7,136	513	7,649	10,448
Comprehensive income:
Net earnings				601	—	601	601
Unrecognized net loss on cash flow hedges				—	(20)	(20)	(20)
Foreign currency translation adjustments				—	88	88	88
Net gain reclassified to income				—	(38)	(38)	(38)

Comprehensive income				601	30	631	631
Dividends declared on preference shares	—	—	—	(3)	—	(3)	(3)
Dividends declared on common shares	—	—	—	(314)	—	(314)	(314)
Shares issued under DRIP	8	—	8	—	—	—	8
Repurchases of shares	(7)	—	(7)	(68)	—	(68)	(75)
Effect of stock compensation plans	48	26	74	—	—	—	74

Balance, June 30, 2007	2,691	183	2,874	7,352	543	7,895	10,769

(1)
Includes common, ordinary and preference share capital.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation
Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Consolidated Financial Statements

Principles of Consolidation

On April 17, 2008, The Thomson Corporation ("Thomson") acquired Reuters Group PLC ("Reuters") and was renamed Thomson Reuters Corporation ("Thomson Reuters" or the "Company"). See note 4 for further discussion of the acquisition. The results of Reuters are included in the accounts of Thomson Reuters from April 17, 2008. For all prior periods, the Thomson Reuters accounts, including the Thomson Reuters consolidated balance sheet as of December 31, 2007, exclude amounts relating to Reuters. Unless otherwise indicated, references in this discussion to "Thomson" are to The Thomson Corporation and its subsidiaries prior to its acquisition of Reuters and being renamed Thomson Reuters Corporation on April 17, 2008.

The unaudited interim consolidated financial statements of Thomson Reuters include all controlled companies for both Thomson Reuters Corporation and Thomson Reuters PLC and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). All intercompany transactions and balances are eliminated on consolidation.

References to "$" are to U.S. dollars, references to "£" are to British pounds sterling, references to "€" are to the Euro, references to "¥" are to Japanese yen and references to "C$" are to Canadian dollars.

Note 2: Accounting Principles and Methods

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, Interim Financial Statements. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian GAAP have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2007, as set out in Thomson's 2007 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements include all adjustments, consisting of normal recurring accruals, considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The unaudited interim consolidated financial statements of Thomson Reuters were prepared using the same accounting policies and methods as those used in the financial statements for Thomson for the year ended December 31, 2007.

Prior periods have been restated for discontinued operations. Where necessary, certain amounts for 2007 have been reclassified to conform to the current period's presentation.

In February 2008, the CICA adopted CICA 3064, Goodwill and Intangible Assets, which replaces CICA 3062 and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard applies to internally generated intangible assets and rights under licensing agreements and is effective for the Company in the fourth quarter of 2008. The Company believes there will not be a significant impact on its financial statements upon adoption.

Note 3: Seasonality

Historically, Thomson's revenues and operating profits from continuing operations were proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases were concentrated at the end of the year, particularly in the regulatory and healthcare markets. Costs were incurred more evenly throughout the year. Its operating margins historically increased as the year progressed. For these reasons, the performance of Thomson's businesses were not comparable quarter to consecutive quarter and were best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year. As Reuters revenues and profits did not historically fluctuate significantly throughout the year, the Company anticipates that the seasonality of Thomson Reuters revenues and operating profits will be slightly less pronounced.

Note 4: Acquisition of Reuters Group PLC

Overview

On April 17, 2008, Thomson acquired Reuters by implementing a dual listed company ("DLC") structure. Thomson was renamed Thomson Reuters Corporation. Under the DLC structure, Thomson Reuters has two parent companies, both of which are publicly listed — Thomson Reuters Corporation, an Ontario, Canada corporation, and Thomson Reuters PLC, a new English company in which existing Reuters shareholders received shares as part of their consideration in the transaction. Thomson Reuters Corporation and Thomson Reuters PLC operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. The boards of the two parent companies comprise the same individuals, as do the companies' executive management teams.

The primary reason for the acquisition was to create a global leader in electronic information services, trading systems and news. The operations of Reuters were combined with the former Thomson Financial segment.

Required Divestitures

In order to obtain antitrust clearance for the transaction, Thomson Reuters agreed to sell a copy of the Thomson Fundamentals (Worldscope), Reuters Estimates, Reuters Aftermarket Research and Reuters Economics (EcoWin) databases. The sales include copies of the databases, source data and training materials, as well as certain contracts and selected employees connected to the databases. Thomson Reuters does not expect the required sales to have any material adverse effect on its revenues or profitability nor to have any material impact on the synergies expected to be generated by the transaction.

Consideration

Reuters was indirectly acquired by Thomson Reuters PLC. Under the terms of the acquisition, all of the issued and outstanding Reuters ordinary shares were cancelled and Reuters shareholders were entitled to receive, for each Reuters ordinary share held, 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. As of the closing, one Thomson Reuters PLC ordinary share was equivalent to one Thomson Reuters Corporation common share under the DLC structure. Thomson shareholders continued to hold their shares of Thomson, renamed as Thomson Reuters Corporation.

Subject to certain exceptions, all options and awards outstanding under Reuters share-based employee compensation plans vested and became fully exercisable prior to the close of the acquisition.

Thomson Reuters PLC issued 194,107,278 Thomson Reuters PLC ordinary shares to Reuters shareholders when the transaction closed on April 17, 2008. These shares were valued at $8,226 million, or $42.38 per share, using the average Thomson share price a few days before and after May 15, 2007, the date of the announcement of the acquisition. The par value of Thomson Reuters PLC ordinary shares was changed from £10 to 25 pence shortly after the acquisition closed. Based on the issued share capital of Thomson Reuters Corporation and of Thomson Reuters PLC as of April 17, 2008, The Woodbridge Company Limited and other companies affiliated with it ("Woodbridge") had a voting interest in Thomson Reuters of approximately 53%. Woodbridge is the principal and controlling shareholder of Thomson Reuters.

On May 1, 2008, Thomson Reuters paid $8,450 million in cash to Reuters shareholders to satisfy the cash consideration component of the transaction. Thomson Reuters funded this cash consideration using proceeds from the sale of its Thomson Learning businesses as well as borrowings under an acquisition credit facility.

A total of 33,670,064 Reuters Group PLC options were outstanding as of April 17, 2008. These options will expire during the fourth quarter of 2008. Upon exercise, holders will be entitled to consideration of 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares for each share of Reuters that would have been received. The fair value of the outstanding options, determined using the Black-Scholes pricing model, was $195 million and was included in the purchase consideration.

Preliminary purchase price allocation

The acquisition has been accounted for using the purchase method and the results of Reuters have been included in the consolidated statement of earnings for the three-month and six-month periods ending June 30, 2008, beginning from April 17, 2008, the closing date of the acquisition. The purchase consideration was as follows (millions of U.S. dollars):

Cash	8,450
Ordinary shares, Thomson Reuters PLC	8,226
Reuters Group PLC options	195
Transaction costs	138

Total purchase consideration	17,009

The total purchase consideration has been preliminarily allocated to acquired net tangible and identifiable intangible assets based on their estimated fair values as of April 17, 2008 as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill and will not be deductible for tax purposes.

The preliminary allocation of the purchase price was based upon estimated fair values and assumptions and is subject to change pending completion of a comprehensive valuation process.

(millions of U.S. dollars)	Purchase Price Allocation

Assets
Cash and cash equivalents	465
Accounts receivable, net of allowances	1,460
Prepaid expenses and other current assets	391
Deferred income taxes	93

Current assets	2,409
Computer hardware and other property, net	1,042
Computer software, net	1,100
Identifiable intangible assets, net	5,400
Goodwill	12,950
Other non-current assets	918

Total assets	23,819

Liabilities
Short-term indebtedness	895
Accounts payable and accruals	1,497
Deferred revenue	926
Current portion of long-term debt and finance lease obligations	409

Current liabilities	3,727
Long-term debt and finance lease obligations	851
Other non-current liabilities	458
Deferred income taxes	1,774

Total Liabilities	6,810

Total	17,009

See note 10 for further discussion regarding uncertain tax positions.

Intangible Assets

The Company's preliminary estimates of the fair values of intangible assets acquired and their respective estimated useful lives as at April 17, 2008 are as set forth below. These values are subject to change and such changes may be material. To estimate fair value, the Company considered, among other factors, the intended future use of acquired assets as well as projected performance:

(millions of U.S. dollars)	Estimated Fair Value	Estimated Useful Life

Tradenames	2,000	Indefinite
Customer relationships	2,400	8 - 18 years
Other (databases, images and other)	1,000	5 years

Identifiable intangible assets	5,400

Developed technology	1,100	5 - 10 years

"Customer relationships" represent the underlying relationships with existing customers. "Other" includes financial and media content, databases and images. "Developed technology" primarily represents acquired software which processes data and provides customers access to databases and subscription services, as well as applications sold directly to customers.

Leases

The estimated net favorable difference between the fair value of acquired leases and their contractual terms is $388 million. The individual values which comprise this amount will be amortized over the terms of the respective leases, and have been included as components of prepaid expenses and other current assets, other non-current assets, accounts payable and accruals, and other non-current liabilities as applicable. These estimates are subject to change and such changes may be material.

Deferred revenue

The carrying value of deferred revenue was reduced by $40 million to reflect the estimated fair value of customer contract obligations assumed. This adjustment reduced revenues and operating profit by $35 million in the three months ended June 30, 2008. As a result, revenues recognized from these agreements will be less than the amounts paid by the customer.

Note 5: Changes in Accounting Policies

Financial Instruments and Comprehensive Income

As of December 31, 2007, Thomson adopted CICA Handbook Section 1535, Capital Disclosures, and CICA Handbook Section 3862, Financial Instruments — Disclosures. The required disclosures were included in Thomson's 2007 Annual Report.

Income Taxes

Effective January 1, 2007, Thomson voluntarily adopted a new accounting policy for uncertain income tax positions. As a result of this change in accounting policy, Thomson recorded a non-cash charge of $33 million to its opening retained earnings as of January 1, 2007 with an offsetting increase to non-current liabilities.

Under its previous policy, Thomson would reserve for tax contingencies if it was probable that an uncertain position would not be upheld. Under its new policy, the Company evaluates a tax position using a two-step process:

  •
  First, the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more likely than not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

  •
  Second, a tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. If the tax position does not meet the more likely than not recognition threshold, no benefit from the tax position is recorded.

The Company believes that this new policy will provide reliable and more relevant information because all tax positions of the Company will be affirmatively evaluated for recognition, derecognition and measurement using a consistent threshold of more likely than not, based on the technical merits of a tax position. In addition, the Company will be providing more information about uncertainty related to income tax assets and liabilities.

The Company was not able to retroactively apply this new policy as the data to determine the amounts and probabilities of the possible outcomes of the various tax positions that could be realized upon ultimate settlement was not collected in prior periods. Further, significant judgments are involved in assessing these tax positions and the Company has concluded that it is not possible to estimate the effects of adopting the policy at an earlier date.

The Company will continue to recognize interest and penalties on underpayment of income taxes as an income tax expense.

Note 6: Integration and Synergy Programs

Prior to the Reuters acquisition, Thomson and Reuters were individually pursuing a series of transformational initiatives called THOMSONplus and Core Plus, respectively. THOMSONplus was a series of initiatives, announced in 2006, designed to allow Thomson to become a more integrated operating organization by leveraging assets and infrastructure across all segments of its business. Core Plus was a growth and transformation program, announced by Reuters in 2005, designed to invest in new revenue and transformation initiatives, including content and development transformation, and the consolidation of common platforms, customer administration and data centers.

As a consequence of the Reuters acquisition, the Company announced an integration and synergy program directed at integrating Thomson and Reuters and capturing cost synergies. Its primary objective is the integration of Thomson Financial with Reuters, which now comprise the new Markets Division, but also includes efforts to integrate both shared services across the whole of Thomson Reuters and corporate departments. Because the objectives of the program are similar to those of the THOMSONplus and Core Plus programs, these initiatives are being managed as a single program beginning in the three-month period ended June 30, 2008. Because these are corporate initiatives, incremental expenses associated with these programs are reported within the Corporate and Other segment. The integration and synergy initiatives are expected to be completed in 2011 at a total cash cost of $1.2 billion, which excludes expenses associated with THOMSONplus and Core Plus incurred prior to 2008.

The Company will incur restructuring costs associated with these efforts, including severance and losses on lease terminations and other cancellations of contracts. Certain costs will qualify to be recorded as part of goodwill and the remainder will be expensed. The following table presents the balances and activity of the Company's liabilities for restructuring costs, which were included in accounts payable and accruals and other non-current liabilities, as at and for the six months ended June 30, 2008:

	Additions
Balance at January 1, 2008	Acquisition related	Charges	Utilization	Balance at June 30, 2008

12	61	41	(20)	94

All amounts presented above relate to severance costs. The $41 million in additions from charges was included in cost of sales, selling, marketing, general and administrative expenses in the statement of earnings for the six months ended June 30, 2008.

In the three-month period ended June 30, 2008, the Company incurred $141 million of expenses associated with integration and synergy programs primarily related to severance and consulting costs associated with technology initiatives. In the six-month period ended June 30, 2008, the Company incurred $154 million of expenses, including legacy spending in THOMSONplus as a stand-alone program. These legacy expenses primarily related to consulting fees and severance costs related to efforts to deploy SAP as a company-wide enterprise resource planning (ERP) system.

For the three and six-month periods ended June 30, 2007, the Company incurred $27 million and $61 million, respectively, of expenses associated with THOMSONplus consisting primarily of consulting fees and severance. The consulting costs primarily related to efforts to deploy SAP. In the three months ended June 30, 2007, severance costs principally related to the elimination of certain finance positions in conjunction with the establishment of centralized service centers. For the six months ended June 30, 2007, severance costs also reflected efforts to streamline the operations of Thomson Financial.

Note 7: Impairment of Assets Held for Sale

In conjunction with the Company's decision to sell its Dialog business, the Company recognized a charge of $72 million for the impairment of Dialog's intangible assets. This business was not classified as a discontinued operation as the Company will continue to receive revenues associated with Dialog's operations.

Note 8: Net Other (Expense) Income

During the period, Net Other (Expense) Income included:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Net losses on foreign currency exchange rates	(39)	—	(39)	—
Net losses on freestanding derivative instruments	(8)	—	(34)	—
Other income, net	9	6	9	12

Net other (expense) income	(38)	6	(64)	12

Net losses on foreign currency exchange rates

For the three and six months ended June 30, 2008, this amount primarily related to the effect of changes in foreign currency exchange rates on the cash consideration for Reuters, for which a liability was incurred on the closing date of April 17, 2008, but not paid until May 1, 2008. Additionally, for both periods, the Company realized losses from changes in foreign currency exchange rates on certain intercompany funding arrangements. Such amounts were required to be expensed as these arrangements were not considered long-term in nature.

Net losses on freestanding derivative instruments

For the three and six months ended June 30, 2008, net losses on freestanding derivative instruments included the loss on the fair value of sterling call options acquired as part of the Company's hedging program to mitigate exposure to the $/£ exchange rate on the cash consideration paid for Reuters. Additionally, for both periods, amounts reflected losses incurred on derivative instruments previously used to hedge positions by Reuters, which were settled shortly after the close of the acquisition.

Other income, net

For the three and six months ended June 30, 2008, other income, net, included the reversal of a legal reserve associated with a previously-held equity investment. Also, for all periods, other income, net reflected equity in earnings of unconsolidated affiliates. For the three and six months ended June 30, 2007, other income, net included a gain on sale of an equity investment.

Note 9: Net Interest Expense and Other Financing Costs

During the period, Net Interest Expense and Other Financing Costs includes:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Interest income	41	9	151	18
Interest expense on short-term indebtedness	(2)	(8)	(8)	(17)
Interest expense on long-term debt	(93)	(52)	(158)	(105)

	(54)	(51)	(15)	(104)

Note 10: Income Taxes

As discussed in note 5, the Company voluntarily adopted a new policy for accounting for uncertain tax positions effective January 1, 2007. As a result of this change, the Company recorded a non-cash charge of $33 million to its opening retained earnings as of January 1, 2007 with an offsetting increase to non-current liabilities.

The Company is in the process of evaluating the uncertain income tax positions acquired as part of the Reuters transaction, but has recorded a preliminary estimate of approximately $340 million at June 30, 2008. As a result, the Company had total unrecognized tax benefits of $494 million at June 30, 2008 (December 31, 2007 — $150 million). The increase from December 31, 2007 is primarily due to the estimate recorded for Reuters. Additionally, interest and penalties in respect of uncertain tax positions increased to $49 million at June 30, 2008 from $29 million at December 31, 2007, primarily due to Reuters.

Note 11: Discontinued Operations

The following businesses were classified as discontinued operations within the consolidated financial statements for all periods presented. With the exception of PLM, described below, all dispositions were completed by March 31, 2008. The required divestitures resulting from the acquisition of Reuters, which are described in note 4, do not qualify as discontinued operations as the Company will retain ownership of the databases and the ability to market them.

In the fourth quarter of 2007, the Company approved plans to sell GEE, a regulatory information business in the United Kingdom. This business was managed within Thomson Legal. The sale was completed in December 2007.

In April 2007, the Company approved plans to sell Fakta, its regulatory information business in Sweden. This business was managed within Thomson Legal. The sale was completed in November 2007.

In March 2007, the Company approved plans within Thomson Healthcare to sell PLM, a provider of drug and therapeutic information in Latin America; the New England Institutional Review Board ("NEIRB"), an ethical review board that monitors clinical research involving human subjects; and CenterWatch, a provider of clinical research information. The sales of NEIRB and CenterWatch were completed in December 2007. Thomson Reuters continues to actively pursue the sale of PLM.

In 2007, the Company completed the sale of Thomson Learning through three independent processes, each on its own schedule, as follows:

  •
  In July 2007, the Company sold Thomson Learning's higher education, careers and library reference businesses to funds advised by Apax Partners and OMERS Capital Partners.

  •
  In May 2007, the Company sold NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC.

  •
  In October 2007, the Company sold Prometric, a provider of assessment services, to ETS.

In future periods, the net proceeds received from its sale may be adjusted for certain post-closing adjustments. The Company recorded pre-tax impairment charges associated with certain of these businesses of $14 million in the fourth quarter of 2006. Based on estimates of fair value, as well as current carrying value, at March 31, 2007, these impairment charges were reversed in the first quarter of 2007.

Additionally, in the fourth quarter of 2006, the Company approved plans to sell the business information and news operations of Thomson Legal, which include the Company's Market Research and NewsEdge businesses. Based on estimates of fair value at March 31, 2007, the Company recorded pre-tax impairment charges to identifiable intangible assets of $3 million related to these businesses. The Company completed the sale of its Market Research business in May 2007 and the NewsEdge business in July 2007.

In June 2006, the Company's board of directors approved plans to sell IOB, a Brazilian regulatory business within Thomson Legal, and Thomson Medical Education, a provider of sponsored medical education within Thomson Healthcare. The Company completed the sale of Thomson Medical Education in April 2007 and IOB in June 2007.

Also in the first quarter of 2006, the Company approved plans within Thomson Learning to sell the North American operations of Thomson Education Direct, a consumer-based distance learning career school. The Company completed the sale of its North American operations of Thomson Education Direct in March 2007.

The Company adjusts liabilities previously established for businesses that have been sold when actual results differ from estimates used in establishing such liabilities. Adjustments are made in conjunction with the expiration of representations and warranty periods or to reflect the refinement of earlier estimates. In the six months ended June 30, 2007, the Company adjusted disposal liabilities related to businesses previously sold resulting in $10 million of earnings from discontinued operations. These amounts are included in "Other" below.

As of June 30, 2008 and December 31, 2007, the assets and liabilities of discontinued operations were not significant. The revenues, loss before income taxes and loss from discontinued operations for the three months and six months ended June 30, 2008, were also not significant.

The statement of earnings for discontinued operations for the three months and six months ended June 30, 2007 were as follows:

	Three months ended June 30, 2007
	Legal	Learning	Healthcare	Other	Total

Revenues from discontinued operations	25	440	6	—	471

Earnings (loss) from discontinued operations before income taxes	(22)	56	140	—	174
Income taxes	5	(49)	(15)	—	(59)

Earnings (loss) from discontinued operations	(17)	7	125	—	115

	Six months ended June 30, 2007
	Legal	Learning	Healthcare	Other	Total

Revenues from discontinued operations	52	854	33	—	939

Earnings (loss) from discontinued operations before income taxes	(32)	68	132	—	168
Income taxes	8	(44)	(12)	10	(38)

Earnings (loss) from discontinued operations	(24)	24	120	10	130

"Proceeds from (payments for) disposals of discontinued operations, net of income taxes paid" within the consolidated statement of cash flow represent cash paid for certain working capital adjustments and taxes. For the three months ended June 30, 2007, such proceeds represent cash received from the sale of NETg and Thomson Medical Education. For the six months ended June 30, 2007, this amount also includes the North American operations of Thomson Education Direct.

Note: 12: Share Repurchase Program

Prior to the closing of the acquisition, Thomson and Reuters each had share repurchase programs in effect from time to time. In April 2008, the Company commenced a new $500 million share repurchase program. As part of this program, the Company repurchased approximately 15.6 million Thomson Reuters PLC ordinary shares for a total cost of $479 million during the second quarter of 2008. There were no repurchases of Thomson Reuters Corporation shares during the first half of 2008.

The following table summarizes recent repurchase activities.

Three month period ended	Shares Repurchased	Average Price per Share

Thomson Reuters Corporation
June 30, 2007	495,000	$42.68
September 30, 2007	—	—
December 31, 2007	2,370,500	$38.76
March 31, 2008	—	—
June 30, 2008	—	—
Thomson Reuters PLC
June 30, 2008	15,645,535	$30.59

For more information on Thomson Reuters share repurchase program, see note 22.

Shares that are repurchased are cancelled. Thomson Reuters will continue to repurchase shares from time to time as part of its capital management strategy. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Company may repurchase shares in open market transactions on the Toronto Stock Exchange, London Stock Exchange or the New York Stock Exchange. Thomson Reuters may elect to suspend or discontinue the program at any time, in accordance with applicable laws. From time to time when Thomson Reuters does not possess material nonpublic information about its activities or its securities, Thomson Reuters may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when Thomson Reuters ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Thomson Reuters broker will be adopted in accordance with the applicable Canadian and English securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Note 13: Earnings per Share

Basic earnings per share is calculated by dividing earnings attributable to Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares (collectively, "common and ordinary shares") by the sum of the weighted-average number of common and ordinary shares outstanding, during the period plus vested deferred share units. Deferred share units represent the amount of Thomson Reuters common shares certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per share were calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company used the treasury stock method to calculate diluted earnings per share.

Earnings used in determining earnings per share from continuing operations are presented below. Earnings used in determining earnings per share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings.

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Earnings from continuing operations	179	262	372	471
Dividends declared on preference shares	(1)	(2)	(3)	(3)

Earnings from continuing operations attributable to common and ordinary shares	178	260	369	468

The weighted-average number of common and ordinary shares outstanding, as well as a reconciliation of the weighted-average number of common and ordinary shares outstanding used in the basic earnings per share computation to the weighted-average number of common and ordinary shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Weighted-average number of common and ordinary shares outstanding	791,619,307	640,040,445	715,394,625	640,157,917
Vested deferred share units	924,863	844,458	928,924	820,222

Basic	792,544,170	640,884,903	716,323,549	640,978,139
Effect of stock and other incentive plans	5,222,027	3,276,685	3,774,788	3,026,706

Diluted	797,766,197	644,161,588	720,098,337	644,004,845

Note 14: Employee Benefit Plans

The Company's net defined benefit plan expense is comprised of the following elements:

	Pensions		Other post-retirement plans
Three months ended June 30,	2008	2007	2008	2007

Current service cost	27	16	—	1
Interest cost	64	37	3	3
Expected return on plan assets	(76)	(40)	—	—
Amortization of net actuarial losses	4	11	—	—

Net defined benefit plan expense	19	24	3	4

	Pensions		Other post-retirement plans
Six months ended June 30,	2008	2007	2008	2007

Current service cost	38	32	1	2
Interest cost	99	74	5	5
Expected return on plan assets	(114)	(80)	—	—
Amortization of net actuarial losses	8	22	1	1

Net defined benefit plan expense	31	48	7	8

Note 15: Contingencies

In July 2008, the U.S. Court of Appeals for the Federal Circuit ruled in the Company's favor by reversing a decision in a patent infringement case related to a business formerly owned by Thomson Financial. Following the initial court's decision, the Company had posted a $95 million letter of credit in connection with its appeal. The letter of credit represented the amount of the court's judgment, plus fees and interest.

In February 2007, the Company entered into a settlement agreement related to a lawsuit involving its BAR/BRI business that alleged violations of antitrust laws (Rodriguez v. West Publishing Corp. and Kaplan Inc.). The Company's part of the settlement was $36 million, which was accrued for in the fourth quarter of 2006 and paid in June 2007. The Company is also a defendant in a separate lawsuit involving its BAR/BRI business, Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York. The Park lawsuit alleges primarily violations of the U.S. federal antitrust laws. In the third quarter of 2007, the Company accrued $13 million in connection with this matter. The Company has entered into a settlement agreement which has been preliminarily approved by the court. In February 2008, another purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc. In April 2008, this case was dismissed with prejudice. The plaintiffs have appealed this dismissal.

In addition to the matters described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. Some of these matters are described in the Company's management discussion and analysis for the three months ended March 31, 2008 and for the year ended December 31, 2007 as well as in Thomson Reuters PLC's annual report on Form 20-F for the year ended December 31, 2007. Except as updated and supplemented above, there have been no material developments to these matters. The outcome of all of the proceedings and claims against the Company, including, without limitation, those described above, and in the Company's management's discussion and analysis for the three months ended March 31, 2008 and the year ended December 31, 2007 as well as in Thomson Reuters PLC's annual report on Form 20-F for the year ended December 31, 2007, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

The Company maintains contingent liabilities that it believes appropriately reflect its risk with respect to tax positions under discussion, audit, dispute or appeal with tax authorities, or otherwise considered to involve uncertainty, commonly referred to as uncertain tax positions. The Company regularly assesses the adequacy of these liabilities. In April 2008 upon the completion of a routine tax audit for the years 2003 to 2005, the Internal Revenue Service notified the Company that it would challenge certain positions taken on its tax returns. Management does not believe that any material impact will result from this challenge. Contingent tax liabilities are reversed to income in the period in which management assesses that they are no longer required, when they are no longer required by statute, or when they are resolved through the normal tax dispute process. The Company's contingency reserves principally represent liabilities in respect of the years 2000 to 2007.

Note 16: Acquisitions

Thomson acquired Reuters on April 17, 2008 for $17 billion. See note 4 for further discussion. The components of the net cash consideration for this transaction were as follows:

Cash consideration to former Reuters shareholders	8,450
Transaction costs paid	104
Less: cash acquired	(465)

8,089

Excluding the Reuters transaction, the number of acquisitions completed during the three-month and six-month periods ended June 30, 2008 and 2007 and the related cash consideration were as follows:

	Three months ended June 30,		Six months ended June 30,
Number of transactions	2008	2007	2008	2007

Businesses and identifiable intangible assets acquired	4	6	7	17
Investments in businesses	1	—	2	—

	Three months ended June 30,		Six months ended June 30,
Cash consideration	2008	2007	2008	2007

Businesses and identifiable intangible assets acquired	56	29	149	183
Investments in businesses	2	—	32	—

Total acquisitions excluding Reuters	58	29	181	183

Included in these acquisitions was the purchase of TaxStream, a provider of income tax provision software for corporations in January 2008, and CrossBorder Solutions, a provider of tax software, in March 2007. Investment in business reflected the purchase of a minority interest related to Tradeweb (see note 17).

The value of goodwill and identifiable intangible assets acquired in connection with these transactions is detailed below:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Goodwill — Reuters acquisition	12,950	—	12,950	—
Goodwill — all other acquisitions	14	37	72	108

Goodwill — Total	12,964	37	13,022	108

Identifiable intangible assets — Reuters acquisition	5,400	—	5,400	—
Identifiable intangible assets — all other acquisitions	28	40	54	117

Identifiable intangible assets — Total	5,428	40	5,454	117

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made during the three-month and six-month periods ended June 30, 2008 and 2007, respectively, the majority of the acquired goodwill is not deductible for tax purposes. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

Note 17: Tradeweb

In October 2007, the Company announced that it had agreed to form a partnership with a consortium of nine global securities dealers to seek to further expand Tradeweb, its electronic trading unit that is now within the Markets Division. This agreement was executed in January 2008. The partnership utilizes Tradeweb's established market position in creating a global multi-asset class execution venue for clients.

Under the terms of the agreement, the dealers invested $180 million to purchase a 15% stake in an entity that includes Tradeweb's established markets, as well as the Company's Autex and order routing businesses, which were named Tradeweb Markets. The dealers will receive free services from Tradeweb Markets, which were valued at $26 million. Additionally, Thomson and the dealers funded additional investment in asset class expansion through a new entity, Tradeweb New Markets. Under the terms of the agreement, the Company's contribution to this new entity was an initial cash investment of $30 million, with a commitment for an additional $10 million, and certain assets valued at approximately $30 million. The consortium contributed $60 million, with a commitment for an additional $40 million, as well as certain contracts valued at approximately $180 million. The Company owns 20% of Tradeweb New Markets and the consortium owns 80%.

The infrastructure, including the existing Tradeweb platform, and management of Tradeweb Markets supports both companies. Tradeweb New Markets will pay a fee for services provided by Tradeweb Markets. Under the terms of the agreement, these two entities will merge upon meeting either certain performance or time-based milestones. The ownership interests of the merged entity will be based upon the fair values of the two entities at the time of merger. Until the merger, Thomson will consolidate the results of Tradeweb Markets, reflecting the consortium's share of earnings as a minority interest, and reflect its minority share in Tradeweb New Markets as an equity investment. After the merger, the accounting treatment for the Company's investment will reflect its ultimate ownership stake and degree of control over the entity.

Upon the execution of the transaction, the Company realized and deferred a pre-tax gain of $96 million associated with the sale of its 15% interest and its contribution of assets to Tradeweb New Markets. Additionally, the Company recorded a minority interest of $64 million. As of June 30, 2008, the Company's consolidated balance sheet reflected a minority interest liability of $73 million associated with the consortium's ownership of Tradeweb Markets and an equity investment of $60 million associated with its ownership of Tradeweb New Markets.

For the three-month and six-month periods ended June 30, 2008, the Company consolidated the results of Tradeweb Markets and recorded minority interest expense, net of tax, of $4 million and $6 million, respectively. Amounts related to Tradeweb Markets and Tradeweb New Markets are reflected in Tradeweb ownership interests in the accompanying consolidated statement of earnings.

Note 18: Financial Instruments

In June 2008, the Company completed two separate offerings of debt securities. The issuer of the notes was Thomson Reuters Corporation and the guarantor of the notes was Thomson Reuters PLC. The first offering was for $1.75 billion comprised of $750 million of 5.95% notes due 2013 and $1.0 billion of 6.50% notes due 2018. The second offering was for C$1.2 billion comprised of C$600 million of 5.25% notes due 2011 and C$600 million of 5.70% notes due 2015. Upon completion of these offerings, the Company entered into cross-currency swap agreements whereby the notes due 2015 will pay 6.25% on

US$593 million. The Company also entered into cross-currency interest rate swap agreements whereby the notes due 2011 will pay a floating interest rate on US$593 million.

The Company used the net proceeds from these offerings and other available resources to fully repay borrowings under an acquisition credit facility drawn to finance a portion of the cash consideration for the Reuters acquisition. This acquisition credit facility was terminated in June 2008.

With the Reuters acquisition, the Company assumed certain financial obligations previously held by Reuters, which included the following:

  •
  A revolving credit facility with £312 million outstanding, which was repaid in April 2008;

  •
  €500 million of debentures due 2010, for which the Company subsequently entered into cross-currency interest rate swap agreements whereby these debentures will ultimately pay a floating rate based on LIBOR on US$757 million;

  •
  €250 million of floating rate notes due November 2008, for which the Company subsequently entered into a cross-currency interest rate swap agreements whereby these notes will ultimately pay a floating rate based on LIBOR on US$398 million;

  •
  ¥1 billion of bonds, which were repaid in June 2008; and

  •
  Certain derivative instruments used by Reuters to hedge the above-mentioned debentures and notes, which were settled by the Company in April 2008.

In February 2008, the Company repaid $400 million of notes upon their maturity.

Hedging Program for Reuters Consideration

As the funding of the cash consideration paid to former Reuters shareholders fluctuated based on the $/£ exchange rate, in July 2007 the Company commenced a hedging program to mitigate exposure to changes in the $/£ exchange rate. In the third quarter of 2007, the Company paid $76 million for the purchase of several sterling call options with a cumulative notional value of £2,300 million and various strike prices approximating $2.05/£1.00. These options expired at various dates from February to April 2008.

Throughout April 2008, the Company entered into multiple short-term forward foreign exchange contracts to mitigate exposures to changes in the $/£ exchange rate. The Company recognized a gain of $9 million in Net Other (Expense) Income in its consolidated statement of earnings associated with these agreements.

Additionally, after completion of the sale of Thomson Learning's higher education, careers and library reference businesses in July 2007, the Company invested a portion of the proceeds in sterling-denominated money market funds and sterling term bank deposits. These funds were utilized to fund a portion of the cash consideration paid to former Reuters shareholders.

Treasury Locks

In November 2007, the Company entered into two treasury lock agreements with a total notional amount of $800 million, in anticipation of the issuance of debt securities during 2008. The treasury lock agreements originally set to expire in May 2008 were extended to June 2008. The agreements were intended to offset changes in future cash flows attributable to fluctuations in interest rates and were designated as cash flow hedges. Upon the issuance of debt securities in June 2008, Thomson Reuters settled the agreements for a loss of approximately $5 million, which will be amortized to interest over the 10 year term of the related debt.

Note 19: Supplemental Cash Flow Information

Details of "Changes in working capital and other items" are as follows:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Accounts receivable	1,108	17	1,237	115
Prepaid expenses and other current assets	80	(31)	46	(44)
Accounts payable and accruals	(31)	59	(348)	(187)
Deferred revenue	(916)	(55)	(825)	30
Income taxes	38	38	72	24
Other	4	(23)	(12)	(34)

	283	5	170	(96)

For the three months ended March 31, 2008, the Company recorded a deferred gain on the sale of its 15% interest in Tradeweb Markets and its contribution of assets to Tradeweb New Markets (see note 17).

Note 20: Related Party Transactions

As at June 30, 2008, Woodbridge beneficially owned approximately 70% of Thomson Reuters Corporation's outstanding common shares. Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. As of June 30, 2008, based on the issued share capital of the two companies, Woodbridge had a voting interest in Thomson Reuters of approximately 55%.

Transactions with Woodbridge

From time to time, in the normal course of business, Woodbridge purchases products and service offerings from the Company. These transactions are negotiated at arm's length on standard terms, including price, and are not significant to the Company's results of operations or financial condition either individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Company's subsidiaries. Additionally, a number of the Company's subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2007, the total amount charged to Woodbridge for these rentals and services was approximately $1 million.

The employees of Jane's Information Group ("Jane's") participated in the Company's pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States, until June 2007. Jane's had been owned by the Company until it was sold to Woodbridge in April 2001. As part of the original purchase from the Company, Woodbridge assumed the pension liability associated with the active employees of Jane's. As a consequence of the sale of Jane's by Woodbridge in June 2007, Jane's employees have ceased active participation in the Company's plans. From April 2001 until June 2007, Jane's made proportional contributions to these pension plans as required, and made matching contributions in accordance with the provisions of the defined contribution plan. Coincident with the sale of Jane's by Woodbridge in June 2007, Jane's ceased to be a participating employer in any Thomson benefit plan.

Thomson Reuters purchases property and casualty insurance from third party insurers and retains the first $1 million of each and every claim under the programs via the Company's captive insurance subsidiary. Woodbridge is included in these programs and pays the Company a premium commensurate with its exposures. These premiums were approximately $50,000 for the year ended December 31, 2007, which would approximate the premium charged by a third party insurer for such coverage.

In the past, the Company maintained an agreement with Woodbridge under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company's current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm's length, commercial arrangement. In 2007, Thomson paid Woodbridge a fee of $750,000, which was less than the premium that the Company would have paid for commercial insurance. This agreement has been replaced by a conventional insurance agreement. Thomson Reuters Corporation is nevertheless entitled to seek indemnification from Woodbridge in respect of claims arising from events prior to April 17, 2008 and made within a six-year run-off period following that date.

Transactions with Investments in Affiliates and Joint Ventures

The Company enters into transactions with its investments in affiliates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm's length basis.

The Company and The Depository Trust & Clearing Corporation each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays the Company for use of facility and technology and other services. For the six months ended June 30, 2008, these services were valued at approximately $5 million.

The Company and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. The Company provides the venture with technology and other services, which were valued at $3 million for the six months ended June 30, 2008.

The Company's Tradeweb Markets business provides services, including use of its trading platform and various back office functions, to Tradeweb New Markets, in which it has a 20% ownership stake. For the six months ended June 30, 2008, the Company recognized revenues of $1 million related to these services.

With the acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity now owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as the Company's corporate headquarters. Thomson Reuters follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. In the year ended December 31, 2007, Reuters paid 3XSQ Associates approximately $32 million for rent, taxes, insurance and other expenses.

Also as a result of the acquisition of Reuters, the Company has an investment in a joint venture with the Chicago Mercantile Exchange to create a centrally-cleared, global foreign exchange trading system named FXMarketSpace. Among various other services, the Company provides trading access to and trade notification services for, and distributes market data from, FXMarketSpace. The total cost of these services provided by Reuters to FXMarketSpace in the year ended December 31, 2007 was approximately $20 million.

Other transactions

In February 2005, the Company entered into a contract with Hewitt Associates Inc to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract terms, the Company expects to pay Hewitt an aggregate of approximately $165 million over a 10 year period beginning in 2006. In 2007, the Company paid Hewitt $11 million for its services. Steven A. Denning, one of the Company's directors and chairman of the board's Human Resources Committee, is also a director of Hewitt. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

Note 21: Segment Information

Thomson Reuters is a global provider of electronically delivered information and decision support tools to businesses and professionals.

Effective April 17, 2008, upon closing the Reuters acquisition, Thomson Reuters organized itself into two divisions: Markets, which consists of the Company's financial businesses, and which is a combination of the businesses operated by Reuters and Thomson Financial prior to the closing; and Professional, which consists of the Company's Legal, Tax & Accounting, Scientific and Healthcare segments previously operated by Thomson.

The reportable segments of Thomson Reuters are strategic business groups that offer products and services to target markets, as described below. The accounting policies applied by the segments are the same as those applied by the Company.

Markets

Providing trading and enterprise automation solutions, decision support tools, financial market data and news services. Markets serves financial and technology professionals in various markets such as fixed income, foreign exchange, equities, commodities and energy as well as professionals in corporate, institutional, investment banking, and retail wealth management settings and the world's media organizations.

Legal

Providing workflow solutions throughout the world to legal, intellectual property, compliance, and other business professionals, as well as government agencies.

Tax & Accounting

Providing integrated information and workflow solutions for tax and accounting professionals in North America.

Scientific

Providing information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces.

Healthcare

Providing information and services to physicians and other professionals in the healthcare, corporate and government marketplaces.

	Three months ended June 30, 2008		Three months ended June 30, 2007
Reportable segments	Revenues	Segment operating profit	Revenues	Segment operating profit

Markets Division	1,737	280	540	107
Legal	923	321	852	294
Tax & Accounting	189	33	155	31
Scientific	174	51	162	45
Healthcare	109	10	100	9

Professional Division	1,395	415	1,269	379

Segment totals	3,132	695	1,809	486
Corporate and other(1)	—	(187)	—	(72)
Eliminations	(4)	—	(4)	—

Total	3,128	508	1,805	414

	Six months ended June 30, 2008		Six months ended June 30, 2007
Reportable segments	Revenues	Segment operating profit	Revenues	Segment operating profit

Markets Division	2,302	390	1,067	202
Legal	1,732	546	1,592	500
Tax & Accounting	394	72	315	69
Scientific	337	83	311	79
Healthcare	204	13	192	13

Professional Division	2,667	714	2,410	661

Segment totals	4,969	1,104	3,477	863
Corporate and other(1)	—	(318)	—	(163)
Eliminations	(7)	—	(10)	—

Total	4,962	786	3,467	700

(1)
Corporate and other includes corporate costs, costs associated with the Company's stock-based compensation plans, expenses for integration and synergy programs, and certain Reuters transaction costs.

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit to measure the operating performance of its segments. Segment operating profit is defined as operating profit before amortization of identifiable intangible assets and impairment of assets held for sale. Management uses this measure because amortization of identifiable intangible assets and impairment of assets held for sale are not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. While in accordance with Canadian GAAP, the Company's definition of segment operating profit may not be comparable to that of other companies.

The following table reconciles segment operating profit per the reportable segment information to operating profit per the consolidated statement of earnings:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Segment operating profit	508	414	786	700
Less: Amortization	(141)	(62)	(203)	(123)
Impairment of assets held for sale	(72)	—	(72)	—

Operating profit	295	352	511	577

Note 22: Subsequent Events

In July 2008, the Company completed the sale of Dialog, an online provider of aggregated content databases used for research in such fields as business, science, engineering, finance and law. Dialog was previously part of the Scientific business segment. The disposal did not qualify to be presented as a discontinued operation because Thomson Reuters will continue to receive royalties from the distribution of Scientific content through Dialog.

In July 2008, Thomson Reuters completed its previously announced $500 million share repurchase program. The Company repurchased and subsequently cancelled 825,000 Thomson Reuters PLC shares for approximately $21 million in July 2008.

In July 2008, the Company sold a copy of the Thomson Fundamentals (Worldscope) database to FactSet. The Company has received regulatory approval to sell a database copy of Reuters Economics (Ecowin) and that sale is expected to close during the third quarter of 2008. Database copy sales of Reuters Estimates and Reuters Aftermarket Research are progressing. These sales were required in order to satisfy antitrust obligations relative to the Reuters acquisition.

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CONSOLIDATED STATEMENT OF EARNINGS
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENT OF CASH FLOW
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS